FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated November 16, 2010, announcing the Company's financial results for the third quarter and nine months ended September 30, 2010.

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2010

November 16, 2010 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP; SHIP.W) announced today its operating results for the third quarter and nine months ended September 30, 2010.

Third Quarter 2010 Financial Highlights:

·	Net Revenues of $29.0 million

·	Adjusted EBITDA of $17.2 million

·	Operating Income of $8.2 million

·	Net Income of $2.9 million

Nine Months 2010 Financial Highlights:

·	Net Revenues of $69.9 million

·	Adjusted EBITDA of $40.9 million

·	Operating Income of $17.3 million

·	Net Income of $2.8 million

Dale Ploughman, the Company's Chief Executive Officer, stated: "The third quarter of 2010 was another important quarter in our development as we completed successfully the acquisition of the remaining 49% ownership interest in Maritime Capital Shipping Limited ("MCS"). In addition, on October 22, 2010 we completed the acquisition of the remaining 50% ownership interest in Bulk Energy Transport (Holdings) Limited ("BET") and, as a result, we now own 100% of MCS and BET and their fleets. These transactions increased the size of our wholly owned fleet to 20 vessels, and we believe these transactions significantly improved our income generating capabilities and simplified our balance sheet.

Consistent with our strategy of seeking profitable long term employment for our vessels, during the third quarter we secured new time charters for four of our vessels. We believe that these new time charters are with highly reputable charterers at attractive charter hire rates. Three of these time charters have profit sharing arrangements.  Our time charter coverage is among the highest in the industry, which we believe provides cash flow stability and protection against the volatile freight rate environment coupled with upside potential, as five of our vessels in total are under profit sharing arrangements that allow us to participate in market upswings.

We continue to have discussions with our charterers about the vessels that are scheduled to be redelivered to us following the expiration of their contracts.  Consistent with our strategy, we seek to re-employ these vessels at profitable rates.

We believe that dry bulk fundamentals remain stable as we expect demand for core commodities, namely iron ore and coal, to remain strong from China and India. Industry sources project that over the next 10 years, China's GDP will continue growing at 7% per year on average, while over the next two years India's GDP is expected to grow at an annual rate of 9%. Industry sources further indicate that a catalyst for the dry bulk industry in the fourth quarter 2010 is expected to be China's inventory buildup of iron ore and coal ahead of winter.

Although the risk of oversupply is still a factor in the dry bulk market, the rate of actual deliveries remains unclear. Industry sources remain skeptical concerning the ability of Greenfield shipyards that have never built vessels before, to deliver vessels ordered, while at the same time vessel deliveries in 2011 reflect orders that were contracted at prices significantly above current market levels. In addition, the capital needed to finance the completion of these newbuildings remains a concern for many companies. We expect to benefit from the fact that there have been fewer deliveries of smaller types of vessels, such as the Handysize, which constitute a significant portion of our fleet, as this should make this segment more attractive for the owners.

Our focus on accretive growth will remain a primary goal as we continue seeking attractive investments that can enhance shareholder value for the longer term."

Christina Anagnostara, the Company's Chief Financial Officer, stated: "As of September 30, 2010, our total assets were $713.9 million and our total debt was $409.9 million. As of September 30, 2010, our cash reserves were $76.3 million, reflecting $26.3 million in cash generated from operations. We believe that our significant cash position and cash flow visibility enable us to meet remaining debt repayments and anticipated capital expenditures in 2010.

The Company now operates and owns a fleet of 20 vessels with secured period employment of 98% for 2010, 78% for 2011, 38% for 2012 and 19% for 2013, which in our opinion provides us with financial visibility with upside potential."

Third Quarter 2010 Financial Results

Net Revenues for the third quarter of 2010 increased to $29.0 million from $22.4 million in the same quarter in 2009.

The Company operated a fleet of 20 vessels on average during the third quarter of 2010, earning a time charter equivalent ("TCE") rate of $16,153 as compared to an average of 8.7 vessels and TCE rate of $30,052 during the third quarter of 2009. The decreased TCE results from lower market imposed time charter rates earned by our vessels whose original charters expired during the third quarter of 2009.

For the three months ended September 30, 2010, our vessel operating expenses increased to $8.1 million from $3.9 million in the same quarter of 2009 due to the increase of our fleet.

EBITDA was $15.7 million for the third quarter of 2010 as compared to $21.6 million in the same quarter in 2009 due to lower income received during the period. Adjusted EBITDA, which excludes losses on interest rate swap agreements, was $17.2 million for the third quarter of 2010.

Operating income amounted to $8.2 million for the three months ended September 30, 2010, as compared to an operating income of $17.4 million for the same quarter in 2009 due to higher operating expenses and depreciation from the addition of vessels to our fleet.

Net Income was $2.9 million, or $0.03 per basic and diluted share for the three months ended September 30, 2010, as compared to Net Income of $14.0 million, or $0.57 per basic and $0.46 per diluted share, for the same quarter in 2009, based on weighted average common shares outstanding of 109,723,980 basic and diluted for 2010, 24,580,378, basic, and 30,386,931 diluted, for 2009.

The decrease in Net Income is primarily the result of a 46% decrease in TCE to $16,153 per day for the three months ended September 30, 2010 as compared to $30,052 per day in the prior period as well as a $1.5 million increase in interest expense from $2.1 million to $3.6 million in the respective period.

Nine Months 2010 Financial Results

Net Revenues for the nine months ended September 30, 2010 were $69.9 million as compared to $70.7 million in the same period in 2009. The decrease in revenues is mainly attributable to lower TCE rates earned by our vessels. The decreased TCE results from lower market imposed time charter rates earned by our vessels whose original charters expired during the third quarter of 2009.

The Company operated a fleet of 15.4 vessels on average during the first nine months of 2010, earning a TCE rate of $17,039 as compared to an average of 6.9 vessels and TCE rate of $42,127 during the same period of 2009. For the nine months ended September 30, 2010, our vessel operating expenses increased to $20.2 million from $9.8 million in the same period of 2009 due to the increase of our fleet.

EBITDA was $36.5 million for the first nine months of 2010 as compared to $59.2 million in the same period in 2009 due to lower income received during the period and loss on interest rate swap agreements. Adjusted EBITDA, which excludes loss on interest rate swap agreements, was $40.9 million for the first nine months of 2010.

Operating Income amounted to $17.4 million for the nine months ended September 30, 2010, as compared to an Operating Income of $39.6 million for the same period in 2009.

Net Income was $2.8 million, or $0.03 per basic and diluted share for the period ended September 30, 2010, as compared to Net Income of $33.3 million, or $1.44 per basic and $1.13 per diluted share, for the same period in 2009, based on weighted average common shares outstanding of 80,568,056 basic and diluted for 2010 and 23,109,073, and 29,420,518 basic and diluted for 2009 respectively.

The decrease in Net Income is primarily the result of a 60% decrease in TCE to $17,039 per day for the nine months ended September 30, 2010 as compared to $42,127 per day in the prior period, as well as a $3.8 million increase in interest expense from $5.3 million to $9.1 million in the respective period and losses of $4.3 million relating to interest rate swap agreements of our debt facilities as compared to $1.4 million in the prior period.

Fleet Employment

During the third quarter 2010, we secured time charters for four of our vessels as follows:

The M/V African Glory, a 1998 built and 24,252 dwt Handysize dry bulk carrier, entered into a two (2) year time charter agreement with a profit sharing arrangement to a charterer we believe to be first class. The vessel is chartered at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for owners and 25% for charterers to apply to any amount between the floor and the ceiling. For any amount in excess of the ceiling the profit sharing arrangement will be 50% for owners and 50% for charterers. The calculation of the rate is based on the adjusted Time Charter Average of the Baltic Supramax Index ("BSI"). The vessel commenced its new charter on November 11, 2010.

The M/V African Joy, a 1996 built and 26,482 dwt Handysize dry bulk carrier, entered into a time charter agreement for a period of eleven (11) to thirteen (13) months with a charterer we believe to be first class at a charter rate of $14,000 per day. The charterer has the option to extend the charter for another eleven (11) to thirteen (13) months at the same rate. The vessel commenced its charter on October 30, 2010.

The M/V Asian Grace, a 1999 built and 20,412 dwt Handysize dry bulk carrier, entered into a two (2) year time charter agreement with a profit sharing arrangement to a charterer we believe to be first class. The vessel is chartered at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer to apply to any amount between the floor and the ceiling, and for any amount in excess of the ceiling, the profit sharing arrangement will be 50% for the Company and 50% for the charterer. The calculation of the rate is based on the adjusted Time Charter Average of the BSI. The vessel commenced its new charter on September 15, 2010.

The M/V Hamburg Max, a 1994 built, 72,338 dwt Panamax vessel, was entered into a time charter agreement for a period of about twenty three (23) to about twenty five (25) months with a profit sharing arrangement to a charterer we believe to be first class. The vessel is chartered with a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to the Company. The calculation of the rate is based on the Time Charter Average of the Baltic Panamax Index ("BPI"). The vessel commenced its new charter on August 31, 2010.

Following these charter arrangements, the Company has secured 98% of its operating days for 2010, 78% for 2011, 38% for 2012 and 19% for 2013 under period employment.

Conference Call Details:

The Company's management team will host a conference call to discuss the financial results tomorrow, November 17, 2010 at 10:00 A.M. EST.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until November 24, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Slides and Audio Webcast:

There will also be a simultaneous live webcast of the conference call over the Internet, through the Company's website (www.seanergymaritime.com). Participants desiring to view the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Fleet Profile as of November 16, 2010
Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Charter Rate ($)	Charter Expiry (latest)
M/V Bremen Max (1)	Panamax	73,503	1993	n/a	n/a
M/V Hamburg Max (2)	Panamax	72,338	1994	21,500	Oct. 2012
M/V Davakis G.	Supramax	54,051	2008	21,000	Jan. 2011
M/V Delos Ranger	Supramax	54,051	2008	20,000	Mar. 2011
M/V African Zebra (3)	Handymax	38,623	1985	7,500	Sep. 2011
M/V African Oryx (3)	Handysize	24,110	1997	7,000	Sep. 2011
M/V BET Commander	Capesize	149,507	1991	24,000	Dec. 2011
M/V BET Fighter	Capesize	173,149	1992	25,000	Sep. 2011
M/V BET Prince	Capesize	163,554	1995	25,000	Jan. 2012
M/V BET Scouter	Capesize	171,175	1995	26,000	Oct. 2011
M/V BET Intruder	Panamax	69,235	1993	15,500	Sep. 2011
M/V Fiesta	Handysize	29,519	1997	Time Charter Average of BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Pacific Fantasy	Handysize	29,538	1996	Time Charter Average of BHSI increased by 100.63% minus Opex	Jan. 2014
M/V Pacific Fighter	Handysize	29,538	1998	Time Charter Average of BHSI increased by 100.63% minus Opex	Nov. 2013
M/V Clipper Freeway	Handysize	29,538	1998	Time Charter Average of BHSI increased by 100.63% minus Opex	Feb. 2014
M/V African Joy (4)	Handysize	26,482	1996	14,000	Nov. 2011
M/V African Glory (5)	Handysize	24,252	1998	7,000	Nov. 2012
M/V Asian Grace (6)	Handysize	20,412	1999	7,000	Sep. 2012
M/V Clipper Glory	Handysize	29,982	2007	25,000	Aug. 2012
M/V Clipper Grace	Handysize	29,987	2007	25,000	Aug. 2012
Total		1,292,544	13.0 yrs

(1)	The M/V Bremen Max is expected to be employed following the completion of its current drydocking due by end of November 2010.

(2)
Represents profit sharing arrangement at a floor rate of $21,500 per day and a ceiling of $25,500 per day, with a 50% profit sharing arrangement to apply to any amount in excess of the ceiling. The spread between floor and ceiling will accrue 100% to the Company. The base used for the calculation of the rate is the Time Charter Average of the BPI.

(3)	Represents floor charter rates excluding a 50% profit share distributed equally between the Company and the charterer calculated on the adjusted Time Charter Average of the BSI.

(4)	The charterer has the option to extend the time charter agreement for an additional 11 to 13 months at the same rate.

(5)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $12,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $12,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following November 2012.

(6)
Represents profit sharing arrangement at a floor rate of $7,000 per day and a ceiling of $11,000 per day, with a profit sharing arrangement of 75% for the Company and 25% for the charterer applicable between the $7,000 floor and $11,000 ceiling and, for any amount in excess of the ceiling, profit sharing of 50% for the Company and 50% for the charterer. The calculation of the rate will be based on the adjusted Time Charter Average of the BSI. The two (2) year time charter agreement with a profit sharing arrangement is an open ended contract with a 6 months mutual notice following September 2012.

Fleet Data:

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009
Fleet Data
Average number of vessels (1)	15.4	6.9	20.0	8.7
Ownership days (2)	4,200	1,883	1,840	797
Available days (3)	4,020	1,654	1,762	739
Operating days (4)	3,998	1,646	1,751	735
Fleet utilization (5)	95.2%	87.4%	95.2%	92.2%
Fleet utilization excluding drydocking off hire days (6)	99.5%	99.5%	99.4%	99.5%
Average Daily Results
TCE rate (7)	17,039	42,127	16,153	30,052
Vessel operating expenses (8)	4,810	5,181	4,408	4,937
Management fee (9)	457	572	374	580
Total vessel operating expenses (10)	5,267	5,753	4,782	5,517

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the nine months ended September 30, 2010, the Company incurred 180 off hire days for vessel scheduled drydocking. During the three months ended September 30, 2010, the Company incurred 78 off hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2010	2009	2010	2009
Net revenues from vessels	69,867	70,662	29,046	22,352
Voyage expenses	(1,746)	(1,321)	(762)	(264)

Net operating revenues	68,121	69,341	28,284	22,088

Operating days	3,998	1,646	1,751	735

Daily time charter equivalent rate	17,039	42,127	16,153	30,052

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2010	2009	2010	2009
Operating expenses	20,200	9,756	8,110	3,935
Ownership days	4,200	1,883	1,840	797

Daily vessel operating expenses	4,810	5,181	4,408	4,937

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total vessel operating expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Recent Developments:

Acquisition of remaining 50% ownership interest in BET

On October 22, 2010, we completed the acquisition from Mineral Transport Holdings Inc. ("Mineral Transport") of the remaining 50% ownership interest in BET for a consideration of approximately $33.0 million, which was paid in the form of: (i) $7.0 million in cash paid to Mineral Transport from our cash reserves and (ii) 24,761,905 of our common shares, with an aggregate agreed value of $26.0 million, that were issued to the Restis affiliate shareholders as nominees of Mineral Transport. As a result of the acquisition of the 50% interest, we now have 100% ownership of BET. We now have a wholly-owned operating fleet of 20 dry bulk vessels, consisting of four Capesize, three Panamax, two Supramax, one Handymax and 10 Handysize dry bulk carriers that have a combined cargo-carrying capacity of approximately 1.3 million dwt and an average fleet age of 13.0 years.

Drydocking and Maintenance Schedule

The BET Intruder's scheduled drydocking commenced on August 26, 2010, and was completed on October 27, 2010. The total cost of the BET Intruder's drydocking is approximately $1.3 million.

The African Joy's scheduled drydocking commenced on October 2, 2010 and was completed on October 29, 2010. The total cost of the African Joy's drydocking is approximately $1.15 million.

The Clipper Grace's scheduled drydocking commenced on October 23, 2010 and was completed on November 4, 2010. The total cost of the Clipper Grace's drydocking is approximately $0.9 million.

The BET Fighter's scheduled drydocking commenced on September 3, 2010 and was completed on November 16, 2010. The total cost of the BET Fighter's drydocking is approximately $1.4 million.

The Bremen Max's scheduled drydocking commenced on September 28, 2010 and is expected to be completed on November 25, 2010. The total cost of the Bremen Max's drydocking is estimated to be approximately $0.8 million.

Seanergy Maritime Holdings Corp. Reconciliation of Net Income to Adjusted EBITDA (All amounts expressed in thousands of U.S. Dollars)
	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009
Net income attributable to Seanergy Maritime Holdings	2,761	33,265	2,939	13,983
Plus: Net income attributable to the noncontrolling interest	1,509	(67)	-	(67)
Plus: Interest and finance costs, net (including interest income)	8,730	4,882	3,599	2,006
Plus: Income taxes	16	-	(15)	-
Plus: Depreciation and amortization	23,513	21,113	9,129	5,673
EBITDA	36,529	59,193	15,652	21,595
Plus: Loss on interest rate swaps	4,335	1,411	1,574	1,411
Adjusted EBITDA	40,864	60,604	17,226	23,006

Seanergy Maritime Holdings Corp. Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA (All amounts expressed in thousands of U.S. Dollars)
	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009
Net cash flow provided by operating activities	26,297	36,445	9,908	1,945
Changes in operating assets and liabilities	1,062	8,083	594	9,867
Fair value of contracts	240	42	80	42
Change in fair value of financial instruments	(773)	(967)	1,195	(967)
Payments for dry-docking	1,507	4,437	587	2,192
Amortization and write-off of deferred charges	(550)	(542)	(296)	(303)
Interest and finance costs, net (includes interest income)	8,730	4,882	3,599	2,006
Gain from acquisition	-	6,813	-	6,813
Income taxes	16	-	(15)	-
EBITDA	36,529	59,193	15,652	21,595
Plus: Loss on interest rate swaps	4,335	1,411	1,574	1,411
Adjusted EBITDA	40,864	60,604	17,226	23,006

EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before interest and finance cost, taxes, depreciation and amortization and gain or losses on interest rate swaps. EBITDA and adjusted EBITDA are not  measurements of financial performance under accounting principles generally accepted in the United States of America, and do not represent cash flow from operations.  EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

Seanergy Maritime Holdings Corp.
Condensed Consolidated Balance Sheets
September 30, 2010 (unaudited) and December 31, 2009
(In thousands of US Dollars, except for share data, unless otherwise stated)

	September 30, 2010 (unaudited)	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	65,826	63,607
Restricted cash	10,442	-
Accounts receivable trade, net	819	495
Due from related parties	287	265
Inventories	1,704	1,126
Prepaid insurance expenses	668	623
Prepaid expenses and other current assets – related parties	76	58
Insurance claims	238	1,260
Other current assets	711	39
Total current assets	80,771	67,473
Fixed assets:
Vessels, net	605,575	444,820
Office equipment, net	33	20
Total fixed assets	605,608	444,840
Other assets
Goodwill	17,275	17,275
Deferred charges	10,051	8,684
Other non-current assets	180	180
TOTAL ASSETS	713,885	538,452

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	53,380	33,206
Trade accounts and other payables	2,558	990
Due to underwriters	-	19
Due to related party	7,000	-
Accrued expenses	3,808	1,719
Accrued interest	1,094	1,508
Financial instruments	5,421	3,556
Deferred revenue – related party	1,035	894
Deferred revenue	1,500	246
Total current liabilities	75,796	42,138
Long-term debt, net of current portion	356,507	267,360
Financial instruments, net of current portion	3,943	1,550
Below market acquired time charters	345	585
Total liabilities	436,591	311,633

Commitments and contingencies		-

EQUITY
Seanergy shareholders' equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 and 200,000,000 authorized shares as at September 30, 2010 and December 31, 2009, respectively; 84,962,075 and 33,255,170 shares, issued and outstanding as at September 30, 2010 and December 31, 2009, respectively	8	3
Additional paid-in capital	279,271	213,232
Accumulated deficit	(1,985)	(4,746)
Total Seanergy shareholders' equity	277,294	208,489
Noncontrolling interest	-	18,330
Total equity	277,294	226,819
TOTAL LIABILITIES AND EQUITY	713,885	538,452

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and nine months ended September 30, 2010 and 2009
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Revenues:
Vessel revenue - related party	11,538	21,103	35,606	70,651
Vessel revenue	18,539	1,887	36,677	1,887
Commissions – related party	(401)	(618)	(1,227)	(1,856)
Commissions	(630)	(20)	(1,189)	(20)
Vessel revenue, net	29,046	22,352	69,867	70,662

Expenses:
Direct voyage expenses	(537)	(42)	(1,072)	(480)
Vessel operating expenses	(8,110)	(3,935)	(20,200)	(9,756)
Voyage expenses - related party	(225)	(222)	(674)	(841)
Management fees	(129)	-	(187)	-
Management fees - related party	(560)	(462)	(1,731)	(1,078)
General and administration expenses	(1,999)	(1,280)	(4,621)	(4,088)
General and administration expenses - related party	(174)	(193)	(522)	(548)
Amortization of deferred dry-docking costs	(922)	(387)	(2,389)	(397)
Depreciation	(8,207)	(5,286)	(21,124)	(20,716)
Gain from acquisition	-	6,813	-	6,813
Operating income	8,183	17,358	17,347	39,571

Other income (expense), net:
Interest and finance costs	(3,636)	(2,040)	(9,048)	(4,859)
Interest and finance costs – shareholders	-	(74)	-	(386)
Interest income	37	108	318	363
Loss on financial instruments	(1,574)	(1,411)	(4,335)	(1,411)
Foreign currency exchange (loss)/gain, net	(86)	(25)	4	(80)
	(5,259)	(3,442)	(13,061)	(6,373)
Net income before taxes	2,924	13,916	4,286	33,198
Income taxes	15	-	(16)	-
Net income	2,939	13,916	4,270	33,198
Less: Net loss/ (income) attributable to the noncontrolling interest	-	67	(1,509)	67
Net income attributable to Seanergy Maritime Holdings Corp. Shareholders	2,939	13,983	2,761	33,265
Net income per common share
Basic	0.03	0.57	0.03	1.44
Diluted	0.03	0.46	0.03	1.13
Weighted average common shares outstanding
Basic	109,723,980	24,580,378	80,568,056	23,109,073
Diluted	109,723,980	30,386,931	80,568,056	29,420,518

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Equity
For the nine months ended September 30, 2010 and 2009
(In thousands of US Dollars, except for share data, unless otherwise stated)

					Total
			Additional		Seanergy
	Common stock		paid-in	(Accumulated	shareholders’	Noncontrolling	Total
	# of Shares	Par Value	capital	deficit)	equity	interest	equity

Balance, December 31, 2008	22,361,227	2	166,361	(34,798)	131,565	-	131,565
Net income for the nine months ended September 30, 2009	-	-	-	19,283	19,283	-	19,283
Balance, September 30, 2009	22,361,227	2	166,361	(15,515)	150,848	-	150,848

					Total
			Additional		Seanergy
	Common stock		paid-in	( Accumulated	shareholders’	Noncontrolling	Total
	# of Shares	Par Value	capital	deficit)	equity	interest	equity

Balance, December 31, 2009	33,255,170	3	213,232	(4,746)	208,489	18,330	226,819
Issuance of common stock	26,945,000	3	28,523	-	28,526	-	28,526
Consolidation with subsidiaries acquired	24,761,905	2	37,516	-	37,518	(19,839)	17,679
Net income for the nine months ended September 30, 2010	-	-	-	2,761	2,761	1,509	4,270
Balance, September 30, 2010	84,962,075	8	279,271	(1,985)	277,294	-	277,294

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30, 2010 and 2009
 (In thousands of US Dollars)

	Nine months ended September 30,
	2010	2009
Cash flows from operating activities:
Net income	4,270	33,198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,124	20,716
Amortization of deferred finance charges	550	542
Amortization of deferred dry-docking costs	2,389	397
Payments for dry-docking	(1,507)	(4,437)
Change in fair value of financial instruments	773	967
Amortization of acquired time charters	(240)	(42)
Gain on acquisition	-	(6,813)
Changes in operating assets and liabilities:
(Increase) decrease in -
Due from related parties	(22)	(3,098)
Inventories	(315)	1,137
Accounts receivable trade, net	(313)	232
Insurance claims	1,028	-
Other current assets	(107)	(320)
Prepaid expenses	-	(10)
Prepaid insurance expenses	138	48
Prepaid expenses and other current assets – related parties	(18)	1,587
Other non-current assets	-	(180)
Trade accounts and other payables	165	(3,912)
Due to underwriters	(19)	(343)
Accrued expenses	(1,184)	(958)
Accrued charges on convertible note due to shareholders	-	670
Premium amortization on convertible note due to shareholders	-	(379)
Accrued interest	(918)	227
Deferred revenue – related party	233	(2,846)
Deferred revenue	270	62
Net cash provided by operating activities	26,297	36,445
Cash flows from investing activities:
Additions to vessels	-	(6)
Additions to office furniture and equipment	(31)	(15)
Acquisition of subsidiary, including cash acquired	17,923	36,374
Due to related party	(3,000)	-
Net cash provided by investing activities	14,892	36,353
Cash flows from financing activities:
Deemed distribution upon acquisition of MCS	(2,064)	-
Net proceeds from issuance of common stock	28,526	-
Repayment of long term debt	(57,602)	(47,750)
Deferred finance charges	(841)	-
Noncontrolling interest contribution	-	10,000
Increase in restricted cash	(6,989)	(2,183)
Net cash (used in) financing activities	(38,970)	(39,933)
Net increase in cash and cash equivalents	2,219	32,865
Cash and cash equivalents at beginning of period	63,607	27,543
Cash and cash equivalents at end of period	65,826	60,408
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	7,659	4,089
Non cash investing activities due to related party	7,000	-
Issuance of common shares at fair value for the acquisition of BET	30,952	-

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

The Company's initial fleet comprised two Panamax, two Supramax, one Handymax and one Handysize dry bulk carriers that Seanergy purchased and took delivery of in the third quarter of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in BET, which owns four Capesize and one Panamax dry bulk carriers. In May 2010, the Company acquired a controlling interest in MCS, which owns nine Handysize dry bulk carriers. In September 2010, the Company completed the acquisition of the remaining 49% in MCS, and in October 2010 the Company completed the acquisition of the remaining 50% in BET.

Following the MCS and BET acquisitions, the Company has a wholly-owned operating fleet of 20 drybulk carriers (four Capesize, three Panamax, two Supramax, one Handymax and ten Handysize vessels) with a total carrying capacity of approximately 1,292,544 dwt and an average fleet age of 13 years.

The Company's common stock and warrants trade on the NASDAQ Global Market under the symbols "SHIP" and "SHIP.W", respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Maritime Holdings Corp.

Dale Ploughman - Chief Executive Officer
Christina Anagnostara - Chief Financial Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant) /s/ Dale Ploughman By: Dale Ploughman Chief Executive Officer

Dated: November 17, 2010

SK 26979 0001 1148545